1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

November 19, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, LLC
Amendment No.2 Registration Statement on Form N-2
Filed:	Filed: November 8, 2012

Ladies and Gentlemen:

WhiteHorse Finance, LLC, a Delaware limited liability company (the “Fund”), filed on November 8, 2012 with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form N-2 (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) during a series of telephone calls commencing on on October 16, 2012 and continuing through today among the following individuals: Messrs. Edward P. Bartz, John Ganley and James Curtis, Staff Attorneys, Messrs. Chad Eskildsen and John Russo, Staff Accountant, and Mr. Thomas Friedmann, Mr. David J. Harris and Ms. Abigail C. Smith, of Dechert LLP, outside counsel to the Fund, as part of continuing discussions and the filing of correspondence on October 4, 2012, October 11, 2012, October 12, 2012, October 31, 2012, November 7, 2012, November 8, 2012, November 16 and November 19, 2012. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 2.

PROSPECTUS

1. Please confirm that the Unsecured Term Loan, the Distribution and the proposed stock split will be reflected in the subsequent footnote to the financial statements that is included in the Fund’s preliminary prospectus.

Response:

The Fund confirms that each of these events will occur prior to the pricing of the transaction and undertakes to disclose in the subsequent event footnote to its financial statements each of the

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Edward P. Bartz November 19, 2012 Page 2

items noted above that has occurred prior to the printing of the preliminary prospectus. The Unsecured Term Loan closed on November 8, 2012 and its incurrence will be reflected in the subsequent event footnote in the next amendment to the Registration Statement, which will be filed with the Commission prior to printing the preliminary prospectus. Likewise, we expect the Fund to complete the Distribution prior to the printing of the preliminary prospectus and, assuming such is the case, the next amendment to the Registration Statement will reflect the fact of such Distribution accordingly. The Fund notes, however, that the stock split will occur immediately prior to the Fund’s election to be treated as a business development company and concurrently with the conversion of the Fund from a limited liability company to a corporation in Delaware. As a result, the stock split will not occur until after the Fund files its next amendment to the Registration Statement, and it will not be reflected in the subsequent event footnote to the financial statements in the next amendment to the Registration Statement and the preliminary prospectus. To ensure that investors in the proposed offering are aware of the proposed stock split, the Fund has included disclosure regarding such stock split under the caption “Summary—Recent Developments—BDC Conversion” and in several other locations throughout the Registration Statement. In addition, all per share data in the Registration Statement give effect to the stock split, which is noted in each case.

2. With respect to the high water mark, or “incentive fee cap” concept, please disclose how the Incentive Fee Look-back Period will be administered during the period prior to the end of the first 12 quarters following the closing of the proposed offering. Please provide a narrative discussion of how such cap and deferral mechanism works during the first 12 quarters following such offering.

Response:

As requested, the Fund has added the following disclosure regarding the Incentive Fee Look Back Period explaining the mechanism during this period under “Summary—Investment Advisory Agreement—Incentive Fee Cap and Deferral Mechanism” and elsewhere in Amendment 2:

“Commencing on the first full fiscal quarter following the closing date of this offering, the Incentive Fee Look-back Period will consist of the period that has elapsed since the closing date of this offering and continuing through the then-current fiscal quarter. For example, at the end of our first full fiscal quarter after the offering, the Incentive Fee Look-back period will consist of one fiscal quarter and our Cumulative Pre-Incentive Fee Net Income will equal the sum of (a) the Pre-Incentive Fee Net Income during that fiscal quarter and (b) our realized capital gains, realized capital losses, unrealized capital depreciation and unrealized capital appreciation, if any, during such fiscal quarter. Similarly, at the end of our second fiscal quarter after the offering, the Incentive Fee Look-back period will consist of two full fiscal quarters and our Cumulative Pre-Incentive Fee Net Income will equal the sum of (a) the Pre-Incentive Fee Net Income during those two full fiscal quarters and (b) our cumulative realized capital gains, cumulative realized capital losses, cumulative unrealized capital depreciation and cumulative unrealized capital appreciation, with “cumulative,” during the two full fiscal quarters elapsed since the closing of this offering.”

Edward P. Bartz November 19, 2012 Page 3

3. With respect to the deferral mechanism of the high water mark concept, please make the following changes to the disclosure:

(a)	change the defined term “Incentive Fee Cap” to be “Incentive Fee Cap and Deferral Mechansim”;

Response:

As discussed, the Fund has revised the disclosure in the Registration Statement to use the defined term “Incentive Fee Cap and Deferral Mechanism.”

(b)	add disclosure to the effect that the Incentive Fee Cap and Deferral Mechanism may cause certain incentive fees to not be paid during a quarterly fiscal period when they would otherwise have become due and payable and instead cause the Fund to defer and pay such incentive fees to the investment adviser in a subsequent fiscal quarter (up to 11 fiscal quarters following such deferral date) under certain circumstances,

Response:

As requested, the Fund has included the following disclosure under “Summary—Investment Advisory Agreement – Incentive Fee Cap and Deferral Mechanism” and elsewhere in Amendment No. 2.

“The Incentive Fee Cap and Deferral Mechanism provision of the Investment Advisory Agreement may cause incentive fee amounts that were accrued but not paid during one fiscal period to be paid by the Fund to the investment adviser in a subsequent fiscal quarter at any time during the 11 full fiscal quarters following such fiscal quarter.”

(c)	add appropriate risk disclosure regarding the risk that a new investor in shares of common stock of the Fund may indirectly pay deferred incentive fees to the investment adviser in respect of capital gains or income that were not permitted to be paid when they were initially accrued pursuant to the terms of the Incentive Fee Cap and Deferral provision of the Investment Advisory Agreement;

Edward P. Bartz November 19, 2012 Page 4

Response:

The Fund has added the following disclosure under “Risk Factors — Our incentive fee structure may create incentives for our investment adviser that are not fully aligned with the interests of our stockholders and may induce our investment adviser to make speculative investments.”

“In addition, under the terms of the Incentive Fee Cap and Deferral Mechanism, the amount of incentive fees earned by our investment adviser will depend, in part, upon the timing of capital gains or losses in our investment portfolio, as well as the timing of recognition of income, typically in the form of interest and dividend payments on portfolio company investments. Depending on the circumstances, there may be a lag of as long as 12 fiscal quarters between the occurrence of an event giving rise to an obligation to pay incentive fees to the investment adviser and the payment of such incentive fees. Therefore, investors who acquire our shares of common stock after this offering may pay indirectly to our investment adviser incentive fees in respect of income or capital gains that were received by or paid to the Fund prior to such investor becoming a stockholder in us. As a result, such investors may not participate in the income or capital gains giving rise to such indirect expense.”

(d)	include in the “Summary” section narrative disclosure regarding circumstances that would give rise to a deferral of incentive fees under the Incentive Fee Cap or Deferral Mechanism in the Investment Advisory Agreement; and

Response:

As requested, the Fund has added the following disclosure under the caption “Summary—Investment Advisory Agreement—Incentive Fee Cap or Deferral Mechanism”:

“For example, we may realize capital losses in a given fiscal quarter which could cause the Income-based Incentive Fee accrued in such quarter to exceed the Incentive Fee Cap. As a result, the Incentive Fee Cap or Deferral Mechanism would prevent us from paying any incentive fees that are in excess of the Incentive Fee Cap in that fiscal quarter. Assuming that the Fund then realizes income in the form of interest and dividend payments on portfolio investments and realizes capital gains in future fiscal quarters, the Incentive Fee Cap as of a future fiscal quarter may exceed the amount of incentive fees owed during such fiscal quarter, which would enable the Fund to pay all or some portion of the incentive fees to the investment adviser that were deferred during the Incentive Fee Look-back Period. Under these circumstances, our Incentive Fee Cap or Deferral Mechanism may have the effect of causing the Fund, and indirectly the Fund’s stockholders, to pay incentive fees to our investment advisor both with respect to currently accrued income and capital gains but also with respect to some portion of the incentive fees deferred in prior periods.”

Edward P. Bartz November 19, 2012 Page 5

(e)	include an additional numerical example illustrating the effect of the high water mark and deferral concepts under the caption “The Adviser and the Administrator – The Investment Advisory Agreement – Examples of Quarterly Incentive Fee Calculation.”

With respect to (e), the Fund has added the following example:

Example 3: Application of the Incentive Fee Cap and Deferral Mechanism:

Assumptions

•

In each of Years 1 through 4 in this example, as well as in each preceding year from the date of this Offering, Pre-Incentive Fee Net Investment Income equals $40.0 million per year, which we recognized evenly in each quarter of each year and paid quarterly. This amount exceeded the hurdle rate and the requirement of the “catch-up” provision in each quarter of such year. As a result, and the annual income related portion of the incentive fee, before the application of the Incentive Fee Cap and Deferral Mechanism in any year is $8.0 million ($40.0 million multiplied by 20%), and the cumulative income related portion of the incentive fee before the application of the incentive fee cap and deferral mechanism over any Incentive Fee Look-back Period prior to any payment of incentive fees during such year is $16.0 million ($8.0 million multiplied by two). All income-related incentive fees were paid quarterly in arrears.

•	In each year preceding Year 1, we did not generate realized or unrealized capital gains or losses, no capital gain-related incentive fee was paid and there was no deferral of incentive fees.

•	Year 1: We did not generate realized or unrealized capital gains or losses.

•	Year 2: We realized a $30.0 million capital gain and did not otherwise generate realized or unrealized capital gains or losses.

•	Year 3: We recognized a $5.0 million unrealized capital depreciation and did not otherwise generate realized or unrealized capital gains or losses.

•	Year 4: We realized a $6.0 million capital gain and did not otherwise generate realized or unrealized capital gains or losses.

Edward P. Bartz November 19, 2012 Page 6

	Income Related Incentive Fee Accrued Before Application of Incentive Fee Cap or Deferral Mechanism	Capital Gains Related Incentive Fee Accrued Before Application of Incentive Fee Cap or Deferral Mechanism	Incentive Fee Cap	Incentive Fees Paid and Deferred

Year 1	$8.0 million ($40.0 million multiplied by 20%)	None	$8.0 million (20% of Cumulative Pre-incentive Fee Net Return during Incentive Fee Look-back Period of $120.0 million less $16.0 million of cumulative incentive fees paid)	Incentive fees of $8.0 million paid; no incentive fees deferred

Year 2	$8.0 million ($40.0 million multiplied by 20%)	$6.0 million (20% of $30.0 million)	$14.0 million (20% of Cumulative Pre-incentive Fee Net Return during Incentive Fee Look-back Period of $150.0 million ($120.0 million plus $30.0 million) less $16.0 million of cumulative incentive fees paid)	Incentive fees of $14.0 million paid; no incentive fees deferred

Year 3	$8.0 million ($40.0 million multiplied by 20%)	None (20% of cumulative net capital gains of $25.0 million ($30.0 million in cumulative realized gains less $5.0 million in cumulative unrealized capital depreciation) less $6.0 million of capital gains fee paid in Year 2)	$7.0 million (20% of Cumulative Pre-incentive Fee Net Return during Incentive Fee Look-back Period of $145.0 million ($120.0 million plus $25.0 million) less $22.0 million of cumulative incentive fees paid)	Incentive fees of $7.0 million paid; $8.0 million of incentive fees accrued but payment restricted to $7.0 million by the Incentive Fee Cap; $1.0 million of incentive fees deferred

Year 4	$8.0 million ($40.0 million multiplied by 20%)	$0.2 million (20% of cumulative net capital gains of $31.0 million ($36.0 million cumulative realized capital gains less $5.0 million cumulative unrealized capital depreciation) less $6.0 million of capital gains fee paid in Year 2)	$9.2 million (20% of Cumulative Pre-incentive Fee Net Return during Incentive Fee Look-back Period of $151.0 million ($120.0 million plus $31.0 million) less $21.0 million of cumulative incentive fees paid)	Incentive fees of $9.2 million paid ($8.2 million of incentive fees accrued in Year 4 plus $1.0 million of deferred incentive fees); no incentive fees deferred

Edward P. Bartz November 19, 2012 Page 7

4. Amend the Prospectus Summary to include supplementary cautionary language to investors that they should not expect to receive yields on their investments equal to those calculated on the current portfolio and to reflect that the yields provided in Amendment 2 are calculated on a gross basis without giving effect to expenses incurred.

Response:

As requested, the Fund has added the following cautionary language under “Prospectus Summary – WhiteHorse Finance:”

“You should note, however, that these yield calculations reflect gross investment returns with respect to our investments as of September 30, 2012 and do not reflect any reduction of such returns to reflect the corresponding expenses that we incurred during the fiscal period ending on such date. Accordingly, investors in our common stock will receive a net yield in the form of cash distributions on our common stock that is likely to be lower than such gross yield percentages.”

5. With respect to the incentive fee cap and deferral mechanism of the high water mark concept, please change the defined term “Cumulative Pre-Incentive Fee Net Income” to be “Cumulative Pre-Incentive Fee Net Return”;

Response:

As requested, the Fund has revised the disclosure in the Registration Statement to use the defined term “Cumulative Pre-Incentive Fee Net Return.”

6. Please amend the Fund’s schedule of investments in the “Portfolio Companies” section and in the financial statements” to comply with Regulation S-X.

Response:

As discussed, the Fund has revised its schedule of investments in the “Portfolio Companies” section and in the financial statements to comply with Regulation S-X.

7. Please remove from the Fund’s portfolio the investments in FCC Holdings, LLC and Jackson Hewitt Tax Service Inc., which are controlled by affiliates of the investment adviser.

Edward P. Bartz November 19, 2012 Page 8

Response:

As requested, the Fund has distributed its investments in each of FCC Holdings, LLC and Jackson Hewitt Tax Service Inc. from the Fund’s portfolio of investments.

8. Please clarify the date on which the cumulative calculation of the capital gains component of the incentive fee and the Incentive Fee Cap and Deferral Mechanism will commence and make clear, if correct, that such calculations will commence on the same date.

Response:

As requested, the Fund has revised the N-2 to make clear that the calculation of both components of the incentive fee and the Incentive Fee Look-back Period will be consistent and that each will commence January 1, 2013.

9. Please describe the disclosure that the Fund intends to include in its financial statements going forward regarding current calculations of the incentive fee and ongoing deferrals, if any, under the Incentive Fee Cap and Deferral Mechanism.

Response:

As discussed, the Fund undertakes in future financial statements to disclose the following amounts with respect to the Incentive Fee Cap and Deferral Mechanism: (1) gross amounts of incentive fees accrued under the investment advisory agreement or, in the event that no incentive fees are accrued, a statement to that effect and (2) the amount of any deferred incentive fees and the timing of such deferred amounts. The Fund also intends to include parallel disclosure in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

10. Please disclose under “Fees and Expenses” amounts paid and deferred under the Incentive Fee Cap and Deferral Mechanism.

Response:

As discussed, the Fund undertakes to disclose, either on the face of the Fees and Expenses Table or in the accompanying notes, amounts corresponding to the disclosure included in the financial statements referenced in Response 9.

11. Please include disclosure in the N-2 to the effect that the circumstances leading to the deferral component of the Incentive Fee Cap and Deferral Mechanism deferring amounts paid to the Fund’s investment adviser may not occur and that the deferral component may, therefore, not be material to investors, but that, in the event that it becomes applicable, it may have a significant impact on such amounts.

Edward P. Bartz November 19, 2012 Page 9

Response:

As requested, the Fund has included such disclosure in the N-2.

EXHBITS

12. Please confirm that the investment advisory agreement, as filed on November 8, 2012, reflects the contractual obligation between the parties to pay and defer amounts under the Incentive Fee Cap and Deferral Mechanism or provide an amended version.

Response:

The Fund has reviewed the investment advisory agreement to be entered into by the Fund and the investment adviser and has revised such agreement to reflect the comments provided by the Staff regarding the Incentive Fee Cap and Deferral Mechanism. The Fund undertakes to file such modified agreement in the next amendment to the N-2 and is providing a marked copy of such agreement as correspondence herewith.

* * * * * * * * * *

We appreciate your attention to these responses. Additionally, we hereby undertake to file this and any ensuing written communications with the staff as correspondence.

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Abigail C. Smith at 202.261.3424 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

INVESTMENT ADVISORY AGREEMENT

BETWEEN

WHITEHORSE FINANCE, INC.

AND

H.I.G. WHITEHORSE ADVISERS, LLC

This Investment Advisory Agreement is made this [            ] day of [            ], 2012 (this “Agreement”), by and between WHITEHORSE FINANCE, INC., a Delaware corporation (the “Corporation”), and H.I.G. WHITEHORSE ADVISERS, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Corporation operates as a closed-end, non-diversified management investment company;

WHEREAS, the Corporation has filed an election to be treated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Corporation has acquired interests in senior secured loans and other debt obligations that comprise a portion of the Corporation’s portfolio;

WHEREAS, the Corporation owns, and may in the future own, subsidiaries that have acquired or may acquire and hold such interests in senior secured loans and other debt obligations;

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

WHEREAS, the Corporation and the Adviser desire to enter into this Agreement to set forth the terms and conditions pursuant to which the Adviser shall provide comprehensive investment advisory services to the Corporation, including making available investment and other personnel to the Corporation so that it may effectively and efficiently manage the Corporation’s subsidiaries from time to time listed on Appendix A hereto (each a “Managed Subsidiary”) and fulfill any obligations and provide any services the Corporation may undertake as manager, adviser, collateral manager and/or servicer (collectively, “Management Services”) of such Managed Subsidiaries.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, each of the parties hereby agrees as follows:

1. Duties of the Adviser.

(a) The Corporation hereby employs the Adviser to act as the investment adviser to the Corporation and to manage the investment and reinvestment of the assets of the Corporation, subject to the supervision of the board of directors of the Corporation (the “Board of Directors”), for the period and upon the terms herein set forth, (i) in accordance with the investment objective, policies and restrictions that are set forth in the Registration Statement, as the same may be amended from time to time, (ii) in accordance with the Investment Company Act, the Investment Advisers Act and all other applicable federal and state laws and (iii) in accordance with the Corporation’s certificate of incorporation and bylaws. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement, (i) determine the composition of the portfolio of the Corporation, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments made by the Corporation (including performing due diligence on prospective portfolio companies); (iii) execute, close, service and monitor the Corporation’s investments; (iv) determine the securities and other assets that the Corporation will purchase, retain or sell; (v) provide the Corporation with such other investment advisory, research and related services as the Corporation may, from time to time, reasonably require for the investment of its funds; and (vi) make an investment committee and personnel available to the Corporation so that it may provide all necessary Management Services to the Managed Subsidiaries. The Adviser shall have the power and authority on behalf of the Corporation to effectuate its investment decisions for the Corporation, including the execution and delivery of all documents relating to the Corporation’s investments and the placing of orders for other purchase or sale transactions on behalf of the Corporation. In the event that the Corporation determines to acquire debt financing or to refinance existing debt financing, the Adviser shall arrange for such financing on the Corporation’s behalf, subject to the oversight and approval of the Board of Directors. If the Adviser determines it is appropriate to form a subsidiary or special purpose vehicle through which the Corporation may indirectly make investments, the Adviser shall have authority to create or arrange for the creation of such subsidiary or special purpose vehicle, to cause the Corporation to provide Management Services to such subsidiaries, and to make such investments through such subsidiary or special purpose vehicle in accordance with applicable law.

(b) The Adviser hereby accepts such employment and agrees during the term hereof to render the services described herein for the amounts of compensation provided herein.

(c) Subject to the requirements of the Investment Company Act, the Adviser is hereby authorized, but not required, to enter into one or more sub-advisory agreements with other investment advisers (each, a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder. Specifically, the Adviser may retain a Sub-Adviser to recommend specific securities or other investments based upon the Corporation’s investment objective and policies, and work, along with the Adviser, in structuring, negotiating, arranging or effecting the acquisition or disposition of such investments and monitoring investments on behalf of the Corporation, subject in all cases to the oversight of the Adviser and the Corporation. The Adviser, and not the Corporation, shall be responsible for any compensation payable to any Sub-Adviser. Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the Investment Company Act, the Investment Advisers Act and other applicable federal and state law.

(d) For all purposes herein provided, the Adviser shall be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Corporation in any way or otherwise be deemed an agent of the Corporation.

(e) The Adviser shall keep and preserve, in the manner and for the period that would be applicable to investment companies registered under the Investment Company Act, any books and records relevant to the provision of its investment advisory services to the Corporation, shall specifically maintain all books and records with respect to the Corporation’s portfolio transactions and shall render to the Board of Directors such periodic and special reports as the Board of Directors may reasonably request. The Adviser agrees that all records that it maintains for the Corporation are the property of the Corporation and shall surrender promptly to the Corporation any such records upon the Corporation’s request, provided that the Adviser may retain a copy of such records.

2. Corporation’s Responsibilities and Expenses Payable by the Corporation. All investment professionals of the Adviser and their respective staffs, when and to the extent engaged in providing investment advisory and management services hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, shall be provided and paid for by the Adviser and not by the Corporation. The Corporation shall bear all other costs and expenses of its operations and transactions, including, without limitation, those relating to: (a) organization; (b) calculating the Corporation’s net asset value and net asset value per share (including the cost and expenses of any independent valuation firm); (c) fees and expenses, including travel expenses, incurred by the Adviser or payable to third parties in performing due diligence on prospective portfolio companies, monitoring the Corporation’s investments and, if necessary, enforcing the Corporation’s rights; (d) interest payable on debt, if any, incurred to finance the Corporation’s investments; (e) costs of offerings of the Corporation’s common stock and other securities; (f) the base management fee and any incentive fee; (g) distributions on the Corporation’s common stock; (h) administration fees payable to H.I.G. WhiteHorse Administration, LLC (the “Administrator”) under the administration agreement dated as of [            ], 2012 with H.I.G. WhiteHorse Administration, LLC (the “Administration Agreement”); (i) transfer agent and custody fees and expenses; (j) the allocated costs incurred by the Administrator in providing managerial assistance to those portfolio companies that request it; (k) amounts payable to third parties relating to, or associated with, evaluating, making and disposing of investments; (l) brokerage fees and commissions; (m) registration fees; (n) listing fees; (o) taxes; (p) independent director fees and expenses; (1) costs associated with the Corporation’s reporting and compliance obligations under the Investment Company Act and applicable U.S. federal and state securities laws; (r) the costs of any reports, proxy statements or other notices to the Corporation’s stockholders, including printing costs; (s) costs of holding stockholder meetings; (t) the Corporation’s fidelity bond; (u) directors and officers/errors and omissions liability insurance, and any other insurance premiums; (v) litigation, indemnification and other non-recurring or extraordinary expenses; (w) direct costs and expenses of administration and operation, including audit and legal costs; (x) fees and expenses associated with marketing efforts, including to financial sponsors; (y) dues, fees and charges of any trade association of which the Corporation is a member; and (z) all other expenses reasonably incurred by the Corporation or the Administrator in connection with administering the Corporation’s business, such as the allocable portion of overhead under this Agreement, including rent and the Corporation’s allocable portion of the costs and expenses of its chief compliance officer, chief financial officer, chief operating officer and their respective staffs.

3. Compensation of the Adviser. The Corporation agrees to pay, and the Adviser agrees to accept, as compensation for the investment advisory and management services provided by the Adviser hereunder, a fee consisting of two components: a base management fee (the “Base Management Fee”) and an incentive fee (the “Incentive Fee”), each as hereinafter set forth. The Corporation shall make any payments due hereunder to the Adviser or to the Adviser’s designee as the Adviser may otherwise direct. To the extent permitted by applicable law, the Adviser may elect, or adopt a deferred compensation plan pursuant to which it may elect to defer all or a portion of its fees hereunder for a specified period of time.

(a) The Base Management Fee shall be calculated at an annual rate equal to 2.0% of the consolidated gross assets of the Corporation, including cash and cash equivalents and assets purchased with borrowed funds. The Adviser has agreed to exclude cash and cash equivalents from the calculation of the Base Management Fee for the calendar quarters ending December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013. For services rendered under this Agreement, the Base Management Fee shall be payable quarterly in arrears. The Base Management Fee shall be calculated based on the average carrying value of the consolidated gross assets of the Corporation at the end of the two most recently completed calendar quarters. Such amount shall be appropriately adjusted (based on the actual number of days elapsed relative to the total number of days in such calendar quarter) for any share issuances or repurchases during the current calendar quarter. The Base Management Fee for any partial month or quarter shall be appropriately pro-rated (based on the number of days actually elapsed at the end of such partial month or quarter relative to the total number of days in such month or quarter). For purposes of this Agreement, cash equivalents shall mean U.S. government securities and commercial paper instruments maturing within 270 days of the date of purchase of such instrument by the Corporation.

(b) The Incentive Fee, which is subject to the Incentive Fee Cap and Deferral Mechanism (as defined under Section 3(c) below), shall consist of two parts, as follows:

(i)

One part will be calculated and payable quarterly in arrears, commencing with the quarter beginning January 1, 2013, based on the Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter, subject to the Incentive Fee Cap and Deferral Mechanism. For this purpose, Pre-Incentive

Fee Net Investment Income means, in each case on a consolidated basis, interest income, distribution income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and fees for providing significant managerial assistance or other fees that the Corporation receives from portfolio companies) accrued during the calendar quarter, minus the Corporation’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Corporation’s net assets at the end of the immediately preceding calendar quarter, shall be compared to a “hurdle rate” of 1.75% per quarter (7.00% annualized). The Corporation will pay the Adviser an Incentive Fee with respect to the Corporation’s Pre-Incentive Fee Net Investment Income in each calendar quarter as follows: (1) no Incentive Fee in any calendar quarter in which the Corporation’s Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate; (2) 100% of the Corporation’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter; and (3) 20% of the amount of the Corporation’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter.

The portion of such Incentive Fee that is attributable to deferred interest (such as payment-in-kind interest or original issue discount) shall be paid to the Adviser, together with interest accrued on the loan from the date of deferral to the date of payment, only if and to the extent the Corporation actually receives such interest in cash, and any accrual thereof shall be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual.

These calculations shall be appropriately pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

(ii)

The second part of the Incentive Fee (the “Capital Gains Fee”) shall be determined and payable in arrears as of the end of each calendar year (or upon termination of this Agreement as set forth below), commencing on January 1, 2013, and shall equal 20.0% of the Corporation’s cumulative aggregate realized capital gains from January 1, 2013 through the end of that calendar year, computed net of the Corporation’s aggregate cumulative realized capital losses and the Corporation’s aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gains incentives fees and subject to the Incentive Fee Cap and Deferral Mechanism. In the event that this Agreement shall terminate as of a date that is not a calendar year end, the termination date shall be treated as though it were a calendar year end for purposes of calculating and paying a Capital Gains Fee. The Corporation shall accrue the Capital Gains Fee if, on a cumulative basis, the sum of net realized gains/(losses) plus net unrealized appreciation/(depreciation) is positive.

(c) No incentive fee shall be paid to the Adviser for any quarter if, after such payment, the cumulative incentive fees paid to the Adviser for the period that includes the then current fiscal quarter and the 11 full preceding fiscal quarters (the “Incentive Fee Look-back Period”) would exceed 20.0% of our Cumulative Pre-Incentive Fee Net Return (as defined below) during the Incentive Fee Look-back Period. Each quarterly Incentive Fee is subject to a cap (the “Incentive Fee Cap”) and a deferral mechanism through which the Adviser may recoup a portion of such deferred incentive fees (collectively, the “Incentive Fee Cap and Deferral Mechanism”). The Incentive Fee Look-back Period will commence on January 1, 2013 and may be a total of less than 12 full fiscal quarters. The Incentive Fee Cap in any quarter is equal to (a) 20.0% of Cumulative Pre-Incentive Fee Net Return during the Incentive Fee Look-back Period less (b) cumulative incentive fees of any kind paid to the Adviser during the Incentive Fee Look-back Period. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, the Corporation shall pay no Incentive Fee to the Adviser in that quarter. To the extent that the payment of Incentive Fees is limited by the Incentive Fee Cap, the payment of such fees shall be deferred and paid in subsequent quarters up to three years after their date of deferment subject to applicable limitations included herein. The Corporation shall only pay Incentive Fees to the extent allowed by the Incentive Fee Cap and Deferral Mechanism. “Cumulative Pre-Incentive Fee Net Return” during the Incentive Fee Look-back Period means the sum of (a) Pre-Incentive Fee Net Investment Income for each period during the Incentive Fee Look-back Period and (b) the sum of cumulative realized capital gains, cumulative realized capital losses, cumulative unrealized capital depreciation and cumulative unrealized capital appreciation during the applicable Incentive Fee Look-back Period.

4. Covenants of the Adviser. The Adviser hereby covenants that it is registered as an investment adviser under the Investment Advisers Act. The Adviser hereby agrees that its activities shall at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.

5. Excess Brokerage Commissions. The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Corporation to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting such transaction if the Adviser determines, in good faith and taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that the amount of such commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Corporation’s portfolio, and constitutes the best net result for the Corporation.

6. Proxy Voting. The Adviser shall be responsible for voting any proxies solicited by an issuer of securities held by the Corporation in the best interest of the Corporation and in accordance with the Adviser’s proxy voting policies and procedures, as any such proxy voting policies and procedures may be amended from time to time. The Corporation has been provided with a copy of the Adviser’s proxy voting policies and procedures and has been informed as to how it can obtain further information from the Adviser regarding proxy voting activities undertaken on behalf of the Corporation. The Adviser shall be responsible for reporting the Corporation’s proxy voting activities, as required, through periodic filings on Form N-PX.

7. Limitations on the Employment of the Adviser. The services of the Adviser to the Corporation are not, and shall not be, exclusive. The Adviser may engage in any other business or render similar or different services to others including, without limitation, direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Corporation; provided that its services to the Corporation hereunder are not impaired thereby. Nothing in this Agreement shall limit or restrict the right of any manager, partner, officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the portfolio companies of the Corporation, subject at all times to applicable law). So long as this Agreement or any extension, renewal or amendment hereof remains in effect, the Adviser shall be the only investment adviser for the Corporation, subject to the Adviser’s right to enter into sub-advisory agreements. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that directors, officers, employees and stockholders of the Corporation are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Corporation as stockholders or otherwise.

Subject to any restrictions prescribed by law, by the provisions of the Code of Ethics of the Corporation and the Adviser and by the Adviser’s Allocation Policy, the Adviser and its members, officers, employees and agents shall be free from time to time to acquire, possess, manage and dispose of securities or other investment assets for their own accounts, for the accounts of their family members, for the account of any entity in which they have a beneficial interest or for the accounts of others for whom they may provide investment advisory, brokerage or other services (collectively, “Managed Accounts”), in transactions that may or may not correspond with transactions effected or positions held by the Corporation or to give advice and take action with respect to Managed Accounts that differ from advice given to, or action taken on behalf of, the Corporation; provided that the Adviser allocates investment opportunities to the Corporation over a period of time on a fair and equitable basis compared to investment opportunities extended to other Managed Accounts. The Adviser is not, and shall not be, obligated to initiate the purchase or sale for the Corporation of any security that the Adviser and its members, officers, employees or agents may purchase or sell for its or their own accounts or for the account of any other client if, in the opinion of the Adviser, such transaction or investment appears unsuitable or undesirable for the Corporation. Moreover, it is understood that when the Adviser determines that it would be appropriate for the Corporation and one or more Managed Accounts to participate in the same investment opportunity, the Adviser shall seek to execute orders for the Corporation and for such Managed Account(s) on a basis that the Adviser considers to be fair and equitable over time. In such situations, the Adviser may (but is not required to) place orders for the Corporation and each Managed Account simultaneously or on an aggregated basis. If all such orders are not filled at the same price, the Adviser may cause the Corporation and each Managed Account to pay or receive the average of the prices at which the orders were filled for the Corporation and all relevant Managed Accounts on each applicable day. If all such orders cannot be fully executed under prevailing market conditions, the Adviser may allocate the investment opportunities among participating accounts in a manner that the Adviser considers equitable, taking into account, among other things, the size of each account, the size of the order placed for each account and any other factors that the Adviser deems relevant.

8. Responsibility of Dual Directors, Officers and/or Employees. If any person who is a manager, partner, officer or employee of the Adviser or the Administrator is or becomes a director, officer and/or employee of the Corporation and acts as such in any business of the Corporation, then such manager, partner, officer and/or employee of the Adviser or the Administrator shall be deemed to be acting in such capacity solely for the Corporation and not as a manager, partner, officer and/or employee of the Adviser or the Administrator or under the control or direction of the Adviser or the Administrator, even if paid by the Adviser or the Administrator.

9. Limitation of Liability of the Adviser; Indemnification. The Adviser (and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including without limitation its general partner and the Administrator) shall not be liable to the Corporation for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Corporation, except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services, and the Corporation shall indemnify, defend and protect the Adviser (and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including without limitation its general partner and the Administrator, each of whom shall be deemed a third party beneficiary hereof)

(collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Corporation or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Corporation. Notwithstanding the preceding sentence of this Paragraph 9 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Corporation or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement (as the same shall be determined in accordance with the Investment Company Act and any interpretations or guidance by the Securities and Exchange Commission or its staff thereunder).

10. Effectiveness, Duration and Termination of Agreement. This Agreement shall become effective as of the first date above written. This Agreement shall remain in effect for two years, and thereafter shall continue automatically for successive annual periods; provided that such continuance is specifically approved at least annually by (a) the vote of the Board of Directors, or by the vote of a majority of the outstanding voting securities of the Corporation and (b) the vote of a majority of the Corporation’s Directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any such party, in accordance with the requirements of the Investment Company Act. This Agreement may be terminated at any time, without the payment of any penalty, upon not less than 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Corporation, or by the vote of the Corporation’s Directors or by the Adviser. This Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act). The provisions of Section 9 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement. Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Adviser shall be entitled to any amounts owed under Section 3 through the date of termination or expiration and Section 9 shall continue in force and effect and apply to the Adviser and its representatives as and to the extent applicable.

11. Notices. Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.

12. Amendments. This Agreement may be amended by mutual consent, but the consent of the Corporation must be obtained in conformity with the requirements of the Investment Company Act.

13. Entire Agreement; Governing Law. This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the Investment Company Act. To the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the Investment Company Act, the latter shall control.

*            *             *            *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

WHITEHORSE FINANCE, INC.

Name:

Title:

H.I.G. WHITEHORSE ADVISERS, LLC

Name:

Title:

APPENDIX A

MANAGED SUBSIDIARIES

WhiteHorse Finance Warehouse, LLC

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